

Mail Stop 3720

December 14, 2006

VIA U.S. MAIL AND FAX (212) 598-3242
Mr. Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

> **Re: Leucadia National Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed November 3, 2006**
> **Form 10-Q for the Quarter Ended September 30, 2006**
> **Filed November 9, 2006**
> **File No. 1-5721**

Dear Mr. Orlando:

We have reviewed your supplemental response letter dated November 6, 2006, as well as your filings and have the following comments. As noted in our comment letter dated September 15, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-K/A for the Fiscal Year Ended December 31, 2005

Parent Company Liquidity, pages 3 and 4

1. Please refer to prior comment 2. Based on your response, we have to following comments.

   - Please define "readily available" and disclose that this is a non-GAAP measure.

   - Please provide detailed disclosures why you believe that the "readily available" liquidity measure is useful to investors. Your discussion should, at a minimum, disclose: (1) the manner in which management uses the non-GAAP measure to conduct or evaluate the business; (2) the economic substance behind management's decision to use such a measure; (3) the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, cash and cash equivalents; and (4) the manner in which management compensates for these limitations when using the non-GAAP financial measure.

- Please provide a reconciliation of the cash and short-term bonds and notes of U.S. Government and its agencies of $1,198,700,000 to pages F-3 and F-22, U.S. Government-Sponsored Enterprises of $261,300,000 to page F-22, the equity investment in Level 3 of $330,100,000 to page F-23 and other publicly traded debt and equity securities of $580,400,000 to pages F-22 and F-23.

2. Please refer to prior comment 3. We note that the underlying agreement with respect to the sale of the Level 3 stock included permissible block trades. Because some portion of and the entire security holding can be sold within one year and you considered this investment as "readily available," it appears to us that the investment is a current asset. Please revise or advise. Refer to footnote 2 and paragraph 17 of SFAS 115.

Consolidated Liquidity, page 6

3. Please refer to prior comment 4.

- In your response, you stated that the proceeds from SBC's funding of WilTel's *investing* activities were $25,000,000. However, on page 6 of your Form 10-K/A, you disclosed that "Net cash provided by *operating* activities increased … in 2004 … due principally to funds provided by WilTel … of $189,600,000 (including $25,000,000 of pre-funded capital expenditures from SBC). Please revise your disclosure and your Statement of Cash Flows to present the SBC pre-funded capital expenditures in *investing* activities.

- In the last paragraph of your response herein, you stated that "as of the closing date of the sale of WilTel, the balance of non-current liabilities of discontinued operations that remained with WilTel were acquired by the buyer pursuant to the stock purchase agreement." However, on page F-19 of your financial statements, you disclosed that "prior to the closing, WilTel repaid its long-term debt obligations using its funds, together with $220 million of funds advanced by the Company." Please tell us what non-current liabilities remained with WilTel that the buyer acquired.

Note 5. Discontinued Operations, page F-19

4. Please refer to prior comment 6. After reviewing your response, we have the following comments.

Mr. Joseph A. Orlando
Leucadia National Corporation
December 14, 2006
Page 3

- Tell us the difference between the value received of $833,500 which you referred to on page 4 of the Form 10-K/A and the gross consideration of $ 799,600 from the sale of WilTel as disclosed in Note 5 on page F-19.

- Tell us what you mean by the statement on page 4 of the Form 10-K/A that you received value of $833,500, from the sale of WilTel, including … the "net book value of the retained assets and liabilities but reduced by the funds advanced to Wiltel in 2005." Please clarify if "retained assets and liabilities" pertain to those assets and liabilities retained by you or WilTel.

- We note that the difference between the gross consideration from the sale of WilTel ($799,300) and the net book value of WilTel assets acquired by the buyer ($689,300) results in a gain of $110,300. Please reconcile this to the $243,800 gain disclosed on page F-19.

- As previously requested, please disclose in a note to the financial statements the carrying amounts of the major classes of assets and liabilities included as part of a disposal group that cover *the period in which it is sold* under paragraph 47(a) of SFAS 144. This disclosure is required since major classes of assets and liabilities are not set separately presented on the face of your balance sheet. Based on your response, we understand that "Wiltel's balance sheet accounts were material."

5. Please refer to prior comment 7. We note that the gain from the disposal of discontinued operations includes a $42.4 million impairment charge for the WilTel's headquarters building. Revise to include this charge in your income (loss) from continuing operations. See paragraph 25 of SFAS 144.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Interim Operations, page 20

6. We note that you are accounting for Premier under the equity method during the pendency of its bankruptcy proceedings. Please tell us why your accounting is appropriate under GAAP. Also, tell us how you will account for Premier after the Court approves your $180 million debtor-in-possession financing and the basis for your accounting. Include in your response references to the appropriate accounting literature.

*   *   *   *

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director